UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                    ----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0145
                                                    ----------------------------
                                                    Expires:   December 31, 2005
                                                    ----------------------------
                                                    Estimated average burden
                                                    ---------------------------
                                                    hours per response. . . 11
                                                    ----------------------------

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                                  SpectRx, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    847635109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 26, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847635109                     13G                    Page 2 of 5 Pages
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


        North Sound Capital LLC (1)
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
        (See Instructions)
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                5.   SOLE VOTING POWER          0
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6.   SHARED VOTING POWER        666,660(2)
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7.   SOLE DISPOSITIVE POWER     0
PERSON
WITH            ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   666,660

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       666,660
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.5%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.

(2) Represents 333,330 shares issuable upon the conversion of Series A Convertible Preferred Stock and 333,330 shares issuable upon the exercise of warrants issued in connection with a financing which closed on March 26, 2004.

CUSIP No. 847635109                     13G                    Page 3 of 5 Pages
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  SpectRx, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4955 Avalon Ridge Pkwy., Suite 300
                  Norcross, Georgia 30071

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  53 Forest Avenue, Suite 202
                  Old Greenwich, CT 06870
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.001 per share

Item 2(e).        CUSIP Number:

                  847635109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of October 8, 2004:

                  (a) Amount beneficially owned: 666,660 shares of Common Stock (3)

                  (b)      Percent of Class: 5.5%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared  power to vote or  direct  the  vote:
                                    666,660

CUSIP No. 847635109                     13G                    Page 4 of 5 Pages
--------------------------------------------------------------------------------


                           (iii)    sole   power  to   dispose   or  direct  the
                                    disposition of: 0

                           (iv)     shared   power  to  dispose  or  direct  the
                                    disposition of: 666,660

                  (3) Represents 333,330 shares issuable upon the conversion of Series A Convertible Preferred Stock and 333,330 shares issuable upon the exercise of warrants issued in connection with a financing which closed on March 26, 2004.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 847635109                     13G                    Page 5 of 5 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 8, 2004

                                     NORTH SOUND CAPITAL LLC


                                     By: /s/ Thomas McAuley
                                         ---------------------------------------
                                         Name:  Thomas McAuley
                                         Title: Chief Investment Officer